November 6, 2009
VIA EDGAR AND FACSIMILE
Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Integra Bank Corporation
Form 10-Q for Fiscal Period Ended March 31, 2009
Form 10-Q for Fiscal Period Ended June 30, 2009
Form 8-K filed July 31, 2009
File No. 000-13585
Dear Mr. Vaughn:
This letter responds to your letter dated October 21, 2009, with respect to the periodic reports noted above. We have reproduced the comment from your letter below with our response thereto following your comment. Dollar amounts are in thousands.
A courtesy copy of this letter is also being sent to Rebekah Blakeley Moore.
Comment:
We note your disclosure regarding the prepayment incentive offered to your commercial real estate customers. We also note you charged-off the difference between the carrying amount of the loan and the proceeds received (i.e. the discount) to the allowance for loan losses even though these loans were not considered to be impaired. Please tell us the authoritative literature you relied on when determining the accounting treatment for these transactions. Specifically tell us how you considered the fact that the amounts charged-off do not appear to relate to a credit event. In future filings, please provide additional detailed disclosure regarding the consideration of these discounts when establishing the allowance for loan losses as of June 30, 2009. In addition, please provide transparent disclosure about how such discounts would have affected your interest rate margins and your interest rate tables.

Response:
The commercial real estate (CRE) loan prepayment incentives were intended to reduce the level of the CRE loan concentration and related credit risk in our loan portfolio. As more fully described below, certain loans were impaired as defined by ASC Topic 310, “Receivables”, others were identified as loans classified as other than a “pass” credit but not considered impaired, and other loans were not receiving special attention, but had seen their ASC 450 “Contingencies”, allocations increase. The incentives were offered in the second and third quarters of 2009 and ended September 30, 2009. In determining the allowance for loan losses as of June 30, 2009, we compared the offered discounts to the allowance amounts provided under ASC Topic 310 and ASC Topic 450 and found them to be reasonable.
Of the total $31,241 in CRE loans that were discounted through September 30, 2009, $8,010, or 25.6%, were either impaired or had been classified as other than a “pass” credit under our internal rating system. We incurred $620 in discounts for these impaired or criticized loans and properly charged these amounts off against the allowance for loan losses. Since a substantial number of the loans had credit related losses and the remaining loans were in a category of loans that contain elevated risk, all charge-offs were recorded against the allowance.
In reaching our conclusion we relied on the guidance provided by Chief Accountant Lynn Turner to the bank regulators in a letter dated March 26, 2001. (Copy attached.) In that letter Mr. Turner stated “Declines in the value of loans before they are in the held for sale account should be recognized as credit losses and not as non-interest expense. Exceptions should be limited to adjustments to carrying value that are attributable to interest or foreign currency exchange rates and clearly are not attributable, in any respect, to credit risk. That assertion should be supported with objective, verifiable evidence that is properly documented.”
The dollar volume of our CRE loans, especially construction and development loans, is much higher than desired, given current real estate market valuations. The reduction of future credit risk was one of our primary considerations in offering the discounts. Over the past two years, we have seen consistently worsening trends within the factors we use to develop the portion of our allowance for loan losses determined using the provisions of ASC 310, “Receivables”, including those factors applied to CRE loans. We therefore offered the discount to some of our performing and selected non-performing loan customers. As noted above, a portion of the loans included were impaired, for which the accounting for the discounts provided is clearly to charge them off, and also because in our view we were reducing existing credit risk, we concluded it was correct to account for the rest of the discounts using the same method.

We considered alternative accounting treatments for the loans which were not identified as impaired or classified as other than a “pass” credit. We considered the concepts and accounting literature related to early extinguishment of debt and loan modifications. We compared our fact pattern to the literature and concluded that the discount program was related to a credit event and that the correct accounting was to charge the discount against the allowance to reflect a credit loss.
Based on our review of the literature and conclusions regarding the appropriate accounting treatment for this transaction, disclosure regarding the impact on our interest rate margin and interest rate tables would not be applicable. Such disclosure would apply if these loan discounts were accounted for as loan modifications. However, for your information, if the discounts on all affected loans had been treated as a reduction of loan income, the yield on earning assets and the net interest margin for the first nine months of 2009 would have been reduced by 0.10% and 0.07%, respectively. If, alternatively, the reduction of loan interest income was limited to loans that were not impaired or criticized, the yield on earning assets and the net interest margin for the first nine months would have been reduced by 0.07% and 0.04%, respectively.
We have explained the objectives of the prepayment incentive, the amounts of affected loans and discounts and our accounting treatment in our September 30, 2009 Form 10-Q that was filed on November 4, 2009. We will make similar disclosures in future filings to the extent it remains applicable; though as stated above, these incentives were offered in the second and third quarter of 2009 and ended September 30, 2009, so future applicability will be limited.
If you have any questions, please call me at (812) 461-5794 or in my absence, Michael Carroll at (812) 464-9673.
Sincerely,
/s/ Martin M. Zorn
Martin M. Zorn
Chief Operating Officer and
Chief Financial Officer
Enclosure
cc: Rebekah Blakeley Moore

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
March 26, 2001
Mr. Zane Blackburn
Office of the Comptroller of the Currency
250 E Street, SW
Washington, DC 20219-0001
Mr. Gerald Edwards
Board of Governors of the Federal Reserve System
20th and Constitution Avenue, N.W.
Washington, DC 20551
Mr. Robert Storch
Federal Deposit Insurance Corporation
550 17th Street, N.W.
Washington, DC 20429
Mr. Timothy Stier
Office of Thrift Supervision
1700 G Street, N.W.
Washington, DC 20552
Dear Gentlemen:
Thank you for the opportunity to review your Interagency Guidance on Certain Loans Held for Sale, which you issued on March 26, 2001. The staff believes the Interagency Guidance is timely and will assist in promoting consistent accounting and reporting treatment for the loan sales and transfers of loans to held for sale that are within its scope, especially with regard to the following key points:
•
Loans held for sale should be recorded at the lower of cost or fair value. The best evidence of fair value is a quoted market price. However, if no quoted market price is available, an institution should consider other factors, including, but not limited to, recent cash sales of similar loans, market prices of similar loans, valuations received from independent loan pricing experts, and the loan’s expected cash flows discounted at an appropriate interest rate.

•
Declines in the value of loans before they are in the held for sale account should be recognized as credit losses and not as other noninterest expense. Exceptions should be limited to adjustments to carrying value that are attributable to interest or foreign currency exchange rates and clearly are not attributable, in any respect, to credit risk. That assertion should be supported with objective, verifiable evidence that is properly documented.

•
If amounts removed from the allowance for loan losses upon transfer of a loan to the held for sale account are material to the activity in the allowance, those amounts should be separately disclosed and appropriately described in the presentation of the activity in the allowance for loan losses during the period.

•
Changes in the valuation allowance for loans in the held for sale account should be reported in the “other noninterest income” or “other noninterest expense” category in the income statement. When these income or expense amounts are material, they should be separately disclosed and appropriately described either on the face of the income statement or in the notes to the financial statements.

•
Registrants reporting to the SEC are reminded that disclosures about nonaccrual, past due, restructured, and potential problem loans in their portfolio could be unbalanced and misleading unless similar information also is presented about their loans held for sale that exhibit similar risks of noncollection.

We look forward to continuing to work with you in the future to improve the financial reporting of lending activities to provide more comparable and transparent information to investors and other users of financial reports.
Sincerely yours,
(Signed) Lynn E. Turner
Lynn E. Turner
Chief Accountant